FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): April 26, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 5.07 Submission of Matters to a Vote of Security Holders

The Annual Meeting of Shareholders of National Bancshares Corporation (the "Company") was held on April 26, 2012 for the purpose of considering and voting on the following:

1. To elect four directors for a term of three (3) years;

2. To ratify the selection of Crowe Horwath LLP as the Company's independent registered public accounting firm for the year ended December 31, 2012; and

3. To transact such other business as may lawfully be brought before the meeting.

The total number of shares of the Company's common stock issued, outstanding and entitled to vote at the Annual Meeting was 2,216,599 shares of which 1,728,409 shares representing 78% were present at the meeting either in person or by proxy. The holders of common stock of the Company voted on two proposals at the Annual Meeting, which were approved. No other business was brought before the meeting. The following is a summary of the final voting results for each proposal presented to our shareholders:

Proposal 1: Our shareholders approved the election of all nominees for director for a period of three (3) years as set forth below:

	Number of Votes For	Number of Votes Withheld	Abstentions	Broker Non-Votes
Bobbi E. Douglas	1,087,466	221,634	-	419,209
John L. Muhlbach, Jr.	1,102,989	206,210	-	419,209
Victor B. Schantz	1,262,430	46,769	-	419,209
Howard J. Wenger	1,259,382	49,817	-	419,209

Proposal 2: Our shareholders approved the ratification of Crowe Horwath LLP as the Company's independent public accounting firm as set forth below:

	Number of Votes For	Number of Votes Against	Abstentions	Broker Non-Votes
Total Shares Voted	1,715,744	6,256	6,306	-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: May 2, 2012

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer